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FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-44993

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Securities, Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Sixth Avenue, 3rd Floor

(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynda Davey   917-539-0006

                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.

(Name – if individual, state last, first, middle name)

125 East Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)
          **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Lynda Davey</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Avalon Securities, Ltd.</u> , as of <u>December 31</u> , 20<u>18</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions.

_____

_____

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

EUGENIA I. ZHURBINSKAYA
Notary Public, State of New York
No. 01ZH6168424
Qualified in New York County
Commission Expires June 11, 20 19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Avalon Securities, LTD.

Audited Financial Statements and

Footnotes to the Financial Statements

At December 31, 2018

Filed as Confidential Information pursuant to Rule 17a-5-3(3)
Under the Securities Exchange Act of 1934

Table of Content

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Avalon Securities, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avalon Securities, Ltd. as of December 31, 2018, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Avalon Securities, Ltd. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Avalon Securities, Ltd.'s management. Our responsibility is to express an opinion on Avalon Securities, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Avalon Securities, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Avalon Securities, Ltd.'s financial statements. The supplemental information is the responsibility of Avalon Securities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Avalon Securities, Ltd.'s auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 1, 2019

1

Avalon Securities, Ltd.
1001 Sixth Avenue, 3rd Floor
New York, NY 10018

Statement of Financial Condition
As of December 31, 2018

ASSETS

Cash	$ 118,211
Accounts receivable	34,242
Prepaid expense	13,416
Total Assets	$165,869

LIABILITIES & SHAREHOLDER'S EQUITY

Liabilities:

Accounts payable & accrued expenses	$25,010
Commissions payable	32,866
Total Liabilities	$57,878

Shareholder's Equity:

Common Stock: 1,000 shares authorized, stated value $1	
100 shares issued and outstanding	$100
Additional Paid in Capital	9,300
....Retained Earnings	98,591
Total Shareholder's Equity	$107,991
Total Liabilities & Shareholder's Equity	$165,869

Please see the notes to the financial statements.

Avalon Securities, Ltd.
1001 Sixth Avenue, 3rd Floor
New York, NY 10018

Statement of Operations
For the Year Ended December 31, 2018

Advisory Fee Revenues	$ 5,693,499
Service Providers Commission Expenses	5,001,670
Net Revenues	$ 691,829
General and Administrative Expenses:	
Salary Expenses	$ 92,584
Professional Fees	81,577
Office Rent	31,889
Service Provider Fees	207,209
General Administration	217,025
Total General and Administrative Expenses	$ 630,284
Net Income	$ 61,545

Please see the notes to the financial statements.

Avalon Securities, Ltd.
1001 Sixth Avenue, 3rd Floor
New York, NY 10018

Statement of Cash Flows
For the Year Ended December 31, 2018

Operating Activities:	
Net Income	$ 61,545
Changes in Other Operating Assets & Liabilities:	
Accrued Receivable	229,307
Prepaid Expense	7,981
Commissions Payable	(217,106)
Accounts Payable & Accrued Expenses	3,196
Net Cash Changes in Operating Assets & Liabilities	$23,378
Net Increase in Cash During the Year	$84,923
Cash at December 31, 2017	$ 33,288
Cash at December 31, 2018	$ 118,211
Supplemental Disclosures of Cash Flow Information:	
Interest Paid During the Fiscal Year	$0
Income Taxes Paid during the Fiscal Year	$0

Please see the notes to the financial statements

Avalon Securities, Ltd.
1001 Sixth Avenue, 3rd Floor
New York, NY 10018

Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2018

	Common Shares	Common Value	Paid in Capital	Retained Earnings	Total Equity
Balance at December 31, 2017	100	$100	$9,300	$37,046	$46,446
Net Income for the Year				61,545	61,545
Balance at December 31, 2018	100	$100	$9,300	$98,591	$107,991

Please see the notes to the financial statements.

Avalon Securities, Ltd.
1001 Sixth Avenue, 3rd Floor
New York, NY 10018

Notes to the Financial Statements
For the Year Ended December 31, 2018

1. Organization

Avalon Securities, Ltd. (the "Company") is a privately held corporation formed in New York in May 1992 for the purpose of conducting business as a securities broker dealer ("BD"). As a BD, the Company is a member of the Financial Industry Regulatory Authority ("FINRA") registered to market investments in debt and equities.

2. Summary of Significant Accounting Policies

Basis of Presentation- The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Advisory Revenues- Advisory revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's federal and state taxable income is reported by the individual shareholder and therefore, no provision for these federal income taxes has been included in the financial statements.

Revenue Recognition- In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach.

The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any

material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the year ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2018 because of their short-term nature.

4. Commitments & Contingencies

The Company is not aware of any pending litigation, whether actual or contemplated, against it as of the date of these financial statements.

The Company maintains its office in New York City, New York and rents its office on a "month to month" basis. Rent expense under the lease, for the year ended December 31, 2018, was $31,889.

5. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2018 through the date of this report which is the date the financial statements were available to be issued, and found no material subsequent events reportable during this period.

6. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

7. Related Parties

The Company incurred $64,000 of consulting fees paid to a related party that are included as expenses in the statement of operations. There were no amounts outstanding at December 31, 2018.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1.

At December 31, 2018, the Company had net capital of $ 94,575 which was $ 89,575 above its required net capital of $ 5,000. The Company's net capital ratio was a positive 26 to 1.

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission
and
Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:

Shareholder's equity $ 107,991

DEBITS:

Non-allowable assets:

Accounts receivable in excess of allowable | 0
Prepaid expense | (13,416)

NET CAPITAL $ 94,575

Less haircuts | 0

ADJUSTED NET CAPITAL $ 94,575

Minimum requirements of 6-2/3% of aggregate indebtedness

Aggregate indebtedness = $3,841

or $5,000, whichever is greater. | $ 5,000

EXCESS NET CAPITAL 89,575

AGGREGATE INDEBTEDNESS:

Per Statement of Financial Condition $ 57,878

Less: Accrued Commissions based on the amount which would be owed for fees which were accrued as of December 31, 2018 but which had not been received by the Company as of that date. By contract these commissions are not owed or payable until the Company has actually received the fee in good funds. (32,866)

AGGREGATE DOLLAR INDEBTEDNESS TO NET CAPITAL $ 25,012

AGGREGATE % DOLLAR INDEBTEDNESS TO NET CAPITAL 26 %

EXCESS NET CAPITAL

As previously reported on form X-17A-5, as amended $ 89,575

...Reconciling items 0

Excess net capital per this report $ 89,575

There was no material difference in the amount above computation and the Company's corresponding unaudited Focus Report (Form X 17-A-5) filing as of December 31, 2018, as amended.

See Report of Independent Registered Public Accounting Firm

Computation of Determination of Reserve Requirements
Pursuant to Rule15c3-3 of the Securities and Exchange Commission

- Not applicable

Information for Possession or Control Requirements under Rule 15c3-3

- Not applicable

Reconciliation between Audited and Unaudited Statement of Financial Condition
Statement of Financial Condition

- There are no reconciling items for the year ended December 31, 2018



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Avalon Securities, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Avalon Securities, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avalon Securities, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Avalon Securities, Ltd. stated that Avalon Securities, Ltd. met the identified exemption provisions for the fiscal year ending December 31, 2018 without exception. Avalon Securities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avalon Securities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 1, 2019



December 31, 2018

Securities & Exchange Commission
1000 F Street
NE Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-.3 for Fiscal Year 2018

Dear Sir/Madame:

For the fiscal year ending December 31, 2018, Avalon Securities, Ltd. claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Avalon Securities, Ltd. met the exemption provided above for the fiscal year ending December 31, 2018.

Lynda Davey
Chief Executive Officer

Avalon Securities, Ltd. • 1001 Avenue of the Americas • 3rd Floor • New York • NY 10018
Tel: 212.764.5610 • www.avalonnetworth.com

15 | Page



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholder of Avalon Securities, Ltd.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Avalon Securities, Ltd. and the SIPC, solely to assist you and SIPC in evaluating Avalon Securities, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Avalon Securities, Ltd.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1)	Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2)	Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no material differences;

3)	Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;

4)	Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no material differences; and

5)	Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Avalon Securities, Ltd.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Avalon Securities, Ltd. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 1, 2019

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
2*2*******298****************ALL FOR AADC 100
44993   FINRA    DEC
AVALON SECURITIES LTD
1001 6TH AVE 10TH FL
NEW YORK, NY 10018-5460
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _8,729.00_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_5061_)

   8/03/2018
   Date Paid

   C. Less prior overpayment applied   (_3,668.78_)

   D. Assessment balance due or (overpayment)   _0_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _0_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _3,668.00_

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☐
   Total (must be same as F above) $ _____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number): _00_

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Avalon Securities Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the _13_ day of _Feb_, 20_19_

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

_____

SIPC REVIEWER

Dates:

Postmarked _____ Received _____ Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 8, Code 4030)

Eliminate cents
$ 5,819,286

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

$ 0

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining Item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C).

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____ 0

Enter the greater of line (i) or (ii)

0

Total deductions

0

2d. SIPC Net Operating Revenues

$ 5819286

2e. General Assessment @ .0015

$ 8,729 00/100
(to page 1, line 2.A.)

2